
07001528

SECUR[...]SSION

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SEC PROCESSING SECTION
RECEIVED
FEB 2 7 2007
WASH, D.C.
210

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52320

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Artemis Global Finance, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 New King Street
(No. and Street)

White Plains (City) New York (State) 10604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Gelwicks 914-220-6078
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munas & Dobbins LLP
(Name – *if individual, state last, first, middle name*)

500 Mamaroneck Avenue (Address) Harrison (City) NY (State) 10528 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur Y. Jonokuchi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Artemis Global Finance, LLC, as of February 22, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- none -

GENNARO MAZZELLA
Notary Public - State of New York
ID No. 01MA6141615
Qualified in Dutchess County
My Commission Expires February 20, 2010

[Signature]
Signature

Managing Member
Title

[Signature] 2-22-07
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Artemis Global Finance, LLC
(A Limited Liability Company)

Financial Statements

December 31, 2006

Artemis Global Finance, LLC
(A Limited Liability Company)

Financial Statements

December 31, 2006

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Supplementary Information Pursuant to Rule 17a-5 of the Securities an Exchange Commission	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II - Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	13-14



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Members of
Artemis Global Finance, LLC

We have audited the accompanying balance sheet of Artemis Global Finance, LLC as of December 31 2006 and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Artemis Global Finance, LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

Harrison, New York
February 12, 2007

Artemis Global Finance, LLC
(A Limited Liability Company)

Balance Sheet

December 31, 2006

ASSETS	
Cash and cash equivalents	$ 92,829
Other current assets	2,538
Property and equipment	55,295
Security deposit	10,348
	$ 161,010
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Member Payable	1,219
Accounts payable and accrued expenses	18,685
Deferred rent	12,244
Total Liabilities	32,148
Commitments	
Members' Equity	128,862
	$ 161,010

See notes to financial statements

Artemis Global Finance, LLC
(A Limited Liability Company)

Statement of Income

Year Ended December 31, 2006

INCOME	
Structuring and placement	2,049,983
Rental income	4,820
Interest income	20,394
Total Income	2,075,197
DIRECT COSTS - STRUCTURING AND PLACEMENT	
Origination fees	663,786
Client reimbursement from advances	12,475
	676,261
Income before operating expenses	1,398,936
OPERATING EXPENSES	
Administrative	265,379
Operating and maintenance	60,080
Taxes and insurance	51,051
Depreciation expenses	17,904
Other expenses	510
	394,924
Net income	$ 1,004,012

See notes to financial statements

Artemis Global Finance, LLC
(A Limited Liability Company)

Statement of Changes in Members' Equity

Year Ended December 31, 2006

Balance at January 1, 2006	$ 357,006
Net income	1,004,012
Capital distributions	(1,232,156)
Balance at December 31, 2006	$ 128,862

See notes to financial statements

Artemis Global Finance, LLC
(A Limited Liability Company)

Statement of Cash Flows

Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,004,012
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	17,904
Changes in operating assets and liabilities	
Members payable	1,219
Security deposits	2,500
Prepaid expenses	1,014
Accounts payable and accrued expenses	1,474
Deferred revenue	(15,000)
Deferred rent	(3,423)
Security deposits payable	(2,500)
Total Adjustments	3,188
Net Cash Provided by Operating Activities	1,007,200
CASH USED IN FINANCING ACTIVITIES	
Members' capital distributions	(1,232,156)
CASH USED IN INVESTING ACTIVITIES	
Fixed asset acquisitions	(7,044)
Net Decrease in Cash and Cash Equivalents	(232,000)
CASH AND CASH EQUIVALENTS	
Beginning year	324,829
End of year	$ 92,829

See notes to financial statements

Artemis Global Finance, LLC
(A Limited Liability Company)

Notes to Financial Statements

1. Nature of Business

Artemis Global Finance, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is engaged in consulting and private placements.

2. Significant Accounting Principles

Securities, Structuring, Placement Fees, and Direct Costs

Transactions in securities, listed options and related commission revenue and expense are recorded on a trade date basis.

In addition, the Company earns advisory fees, structuring, and placement fees in connection with private placements. Advisory fees are earned by providing the Company's expertise in debt and equity private placements and are recognized during the period the service is provided. Structuring and placement fees are earned by structuring debt and equity private placements and placing them with accredited investors and recognized upon completion of the private placement. Direct costs from structuring and placing securities are recorded as incurred.

Income Taxes

The Company is a Connecticut limited liability company ("LLC") with a perpetual existence. The members of an LLC are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Certificates of Deposit are recorded at market value and related interest income is accrued on a trade date basis. The Company had a certificate of deposit as of December 31, 2006 that was insured by the FDIC.

Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments are capitalized. When property and equipment is sold, or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income.

3. Significant Accounting Principles *(continued)*

Depreciation and Amortization

Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is recorded using the straight-line method over the lease period.

Deferred Revenue

The Company may receive retainer payments upon being engaged to conduct a private placement. These retainers are used to cover costs incurred by the Company while structuring and placing such private placements. The retainers are deferred and recognized as the deal expenses are incurred. At December 31, 2006, there were no deferred retainer payments or related expenses.

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the balance sheet at market or fair values, or at carrying amounts that approximate fair values, because of the short maturity of the instruments.

4. Property and Equipment

As of December 31, 2005, property and equipment consist of the following:

	Amount	Estimated Useful Lives
Computer equipment	$ 98,238	5 years
Furniture and fixtures	21,566	5-7 years
Leasehold improvements	4,932	
	124,736	
Less: accumulated depreciation	69,441	
Property and equipment, net	$ 55,295	

Depreciation and amortization expenses was $17,904 for the year ended December 31.

5. Net Capital Requirement

As a registered broker-dealer, the Company is subject to rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $60,355, which was $55,355 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was .53 to 1.

6. Commitments

Lease Agreements

The Company leases its office premises under an operating lease, which expires on June 30, 2010. The Company has a written "Termination Option" with the landlord on or before March 31, 2008, which terminates the lease effective June 30, 2008. The monthly rental payment during 2006 was $5,619, and will increase yearly by approximately 2%. Rent expense is recognized on a straight-line basis; accordingly, the difference between the recognized rental expense and the amounts payable under the lease is recorded as deferred rent.

As of December 31, 2006, minimum future rental payments are as follows:

2007	$ 62,086
2008	31,664
	$ 93,750

Artemis Global Finance, LLC
(A Limited Liability Company)

Notes to Financial Statements

7. Related Party Transactions

The managing members of the Company have personal car leases, retirement benefits and health insurance costs, which are paid for by the Company. The combined payment for such costs during the year ended Decembers 31, 2006 was $46,652.

8. Economic Dependency

During the year ended December 31, 2006, the Company earned revenues of $2,049,983 from one client. At December 31, 2006, there were no amounts due from this client. However, in the event that this client obtains further funding, as specified in the agreement, an additional private placement fee is due the Company. The Company believes that the likelihood of such an event is remote.

9. Administrative Fees

The administrative fees for the year ending Decemeber 31, 2006 are as follows:

Automobile expense	$ 14,359
Internet expense	1,245
Marketing	736
Office expense	24,705
Office salaries	113,000
Professional fees - accounting	29,980
Professional fees - computer	3,804
Professional fees - consulting fees	11,900
Professional fees - legal fees	9,529
Telecommunications	14,563
Travel and entertainment	27,794
Vehicle lease	13,764
	$ 265,379

Artemis Global Finance, LLC
(A Limited Liability Company)

Supplementary Information Required by
Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2006

Artemis Global Finance, LLC
(A Limited Liability Company)

Computation of Net Capital Persuant to Rule 15c3-1
of the Securities and Exchange Commission
Year Ended December 31, 2006

NET CAPITAL		
Members' equity		$ 128,862
DEDUCTIONS		
Prepaid expenses	$ 2,538	
Property and equipment, net	55,295	
Security deposits	10,348	
		68,181
Net Capital Before Haircuts on Securities Positions		60,681
HAIRCUTS ON SECURITIES		(326)
Total Haircuts		(326)
Net Capital		$ 60,355
AGGREGATE INDEBTEDNESS		
Members Payable	1,219	
Accounts payable and accrued expenses	$ 18,685	
Deferred rent	12,244	
Aggregate Indebtedness		$ 32,148
(a) Minimum net capital required (6-2/3% of $32,148)		$ 386
(b) Minimum dollar net capital requirements		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 5,000
Excess Net Capital		$ 55,355
Excess Net Capital at 1000% (Net capital - 10% of A.I.)		$ 57,140
Ratio of Aggregate Indebtness to Net Capital		.53 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 60,355
Other items net		-
Net Capital Per Above		$ 60,355

There is no material difference between this schedule and the Company's computation of Net Capital included in its ammended December 31, 2006 Focus report and this schedule.

See notes to financial statements and independent auditors' report

Artemis Global Finance, LLC
(A Limited Liability Company)

Computation for Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the Rule.

See notes to financial statements and independent auditors' report

Artemis Global Finance, LLC
(A Limited Liability Company)

Information Relating to the Posssion or Control Requirement Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2006

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the Rule.

See notes to financial statements and independent auditors' report



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control Structure
Required by Sec Rule 17a-5

The Members of
Artemis Global Finance, LLC

In planning and performing our audit of the financial statements of Artemis Global Finance, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 Mamaroneck Avenue, Harrison, New York 10528 914.381.8900 tel 914.381.8910 fax www.odmd.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

Harrison, New York
February 12, 2007

END